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EXHIBIT 3.3

(ON CHAPMAN & CUTLER LETTERHEAD)


FEBRUARY 24, 1998



Nuveen Tax-Free Unit Trust,
Series 985
c/o John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, Illinois 60606



The Chase Manhattan Bank
as Trustee for Nuveen Tax-Free Unit
Trust, Series 985
Nuveen Administration Department
4 New York Plaza - 3rd Floor
New York, New York 10004-2413


Re:--Georgia Insured Trust 59

    Gentlemen:


    We have acted as counsel to Nuveen Tax-Free Unit Trust, Series 985, with respect to certain matters preliminary to the issuance and sale of units of interest therein (the "Units") pursuant to a Trust Indenture and Agreement, dated as of the date hereof (the "Indenture"), between John Nuveen & Co. Incorporated, as depositor (the "Depositor"), and The Chase Manhattan Bank, as trustee (the "Trustee"). The Units represent fractional undivided interests in the principal of and net income on obligations deposited in one of several separate trusts including the above-captioned trust (the "Trust"), will be evidenced by a certificate (the "Certificate") and will be sold to various investors (the "Unitholders"). Each separate trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.


    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Georgia (the "State") or counties, municipalities, authorities or political subdivisions thereof (the "Georgia Bonds") and certain bonds issued by Puerto Rico authorities (the "Possession Bonds" and collectively with the Georgia Bonds, the "Bonds"). Distributions of interest on the Bonds received by the Trust will be made semi-annually unless a Unitholder elects to receive them monthly or quarterly.

    Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder would be exempt from the Georgia income tax (the "GEORGIA INCOME TAX"). We have assumed that, at the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that, with respect to the Georgia Bonds, bond counsel to the issuing authorities rendered opinions that interest on the Georgia Bonds is exempt from the Georgia Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation of the Possession Bonds and the interest thereon. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

    Based on the foregoing, and review and consideration of existing State laws, it is our opinion, and we herewith advise you, as follows:

    1.--For purposes of income taxation by the State of Georgia or any of its counties or municipalities:

    (a)--The Trust is not an association taxable as a corporation and each Unitholder of the Trust will be treated as the owner of a pro-rata portion of the Trust, and the income of the Trust will therefore be treated as the income of the Unitholders;

    (b)--Interest on the Georgia Bonds which is excludable from gross income for federal income tax purposes when received by the Trust will be exempt from Georgia income taxation and therefore will not be includable in the income of the Unitholders for income tax purposes when distributed by the Trust and received by the Unitholders;

    (c)--Interest on the Possession Bonds which is excludable from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Trust will be exempt from Georgia
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income  taxation, and  therefore will  not be  includible in  the income  of the
Unitholder for income tax purposes when distributed by the Trust and received by the Unitholders.

    (d)--Each Unitholder of the Trust will recognize gain or loss for income tax purposes if the Trustee disposes of a Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if the Unitholder redeems or sells Units of the Trust to the extent that such transaction results in a recognized gain or loss for federal income tax purposes;

    (e)--Due to the amortization of bond premium and the basis adjustments required by the Internal Revenue Code, a Unitholder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed prior to the maturity of Bonds held by the Trust for an amount less than or equal to such Units' original cost;

    (f)--In the case of Bonds issued before March 11, 1987 with original issue discount, the amount of gain or loss recognized for income tax purposes upon such sale or redemption of the Bonds or Units may differ from the amount recognized for federal income tax purposes because original issue discount on such Bonds may accrue on ratable basis under Georgia law; and

    (g)--Interest on indebtedness incurred by a Unitholder to purchase or carry Units of the Trust and Trustee fees and related expenses incurred by the Trust which are not deductible for federal income tax purposes are also not deductible under Georgia law;

    2.--Units of the Trust are not subject to sales or use taxation by the State of Georgia or any political subdivision thereof;

    3.--Bonds are not subject to sales or use taxation by the State of Georgia or any political subdivision thereof;

    4.--In the case of Trusts for which an insurance policy or policies with respect to the payment of principal and interest on the Bonds has been obtained by the Depositor, any proceeds paid under such policy or policies issued to the Trust, if any, with respect to the Bonds in the Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the same extent as, such interest would have been so exempt if paid by the issurer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds. Paragraphs 1(b) and 1(c) of this opinion is accordingly applicable to policy proceeds representing maturing interest.

    We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.


    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-44503) filed pursuant to the Securities Act of 1933, as amended (the "Act"), with respect to the registration of the sale of the Units by Nuveen Tax-Free Unit Trust, Series 985, and to the references to our firm in such Registration Statement and the preliminary prospectus included therein. In giving such consent, we do not thereby admit that we are persons whose consent is required by Section 7 of the Act, or the rules and regulations thereunder.


Very truly yours,

Chapman & Cutler